KUTAK ROCK LLP SUITE 3100 1801 CALIFORNIA STREET DENVER, COLORADO 80202-2626 303-297-2400 FACSIMILE 303-292-7799 www.kutakrock.com	ATLANTA CHICAGO DES MOINES FAYETTEVILLE IRVINE KANSAS CITY LITTLE ROCK LOS ANGELES OKLAHOMA CITY OMAHA PHILADELPHIA RICHMOND SCOTTSDALE WASHINGTON WICHITA

August 8, 2012

VIA EDGAR AND FIRST-CLASS MAIL

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Cindy Rose

Re:	Colorado BondShares—A Tax Exempt Fund (the “Fund”)
File Nos. 33-11981 and 811-05009
Annual Report for the fiscal year ended September 30, 2011 on Form N-CSR filed December 8, 2011

Ladies and Gentleman:

This letter responds to the verbal comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) that were communicated by Ms. Cindy Rose via a telephone conference with Joshua M. Kerstein, Esq. of Kutak Rock LLP, outside special counsel to the Fund, on July 19, 2012, in connection with the Staff’s review of the Fund’s Annual Report for the fiscal year ended September 30, 2011 (the “Annual Report”) filed with the SEC on December 8, 2011 on Form N-CSR. For your convenience, a paraphrased recitation of each of the Staff’s comments is set forth below (in italics), with the Fund’s response to each comment directly following the Staff’s comment. For presentation purposes, page number references below refer to the page numbers in the Annual Report as filed. Capitalized terms used but not defined herein have the respective meanings set forth in the Annual Report. The Fund has advised us that the Fund agrees to reflect the disclosure changes described in this letter in future filings where applicable.

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Report to Stockholders

Fund Expenses (Unaudited)

1. On page 4 of the Annual Report, footnote 1 to the table under the heading “Hypothetical Example for Comparison Purposes—Six Months Ended September 30, 2011” generically refers to the Fund’s annualized expense ratio. Disclose the actual ratio in the footnote.

Response. Although the Fund notes that disclosing the actual annualized expense ratio is not required by the applicable disclosure item in Form N-1A for the Annual Report, the Fund agrees in future filings to comply with this comment by disclosing the actual annualized expense ratio of the Fund in the footnote.

KUTAK ROCK LLP

Ms. Cindy Rose

U.S. Securities and Exchange Commission

August 8, 2012

Report of Independent Registered Public Accounting Firm

2. On page 6 of the Annual Report, the signed report of the Independent Registered Public Accounting Firm should include both a city and state reference.

Response. The signed report of the Independent Registered Public Accounting Firm includes a reference to “Denver, CO” immediately following the date of the report (November 29, 2011), and this reference does appear when publicly searching on the SEC’s Operational EDGAR System. The Fund will continue to include a city and state reference in future filings.

Notes to Financial Statements

(7) Purchase Accrued Interest

3. With respect to Note 7 to the financial statements on page 29 of the Annual Report, provide additional information on the Meadows Metropolitan Districts No. 1, 2 and 7 bonds referenced therein and the payment features of those bonds. Describe how the Fund tracks the payment of purchased accrued interest and the likelihood of its payment.

Response. The Fund previously purchased three bonds (at a discount) from the Meadows Metropolitan Districts No. 1, 2 and 7 (the “Meadows Bonds”). The Meadows Bonds were issued in connection with a restructuring of the debt of the Meadows Metropolitan Districts 1, 2 and 7 (the “Districts”) that occurred in March of 1993. As of October 2011, the Districts have approximately 4,000 homes and 12,000 permanent residents, and as of August 2011, the property within each District had an approximately total market value of $479 million in District 1, $344 million in District 2 and $257 million in District 3.

The Meadows Bonds are revenue bonds payable on each quarterly payment date (March 1, June 1, September 1 and December 1 of each year) from revenues received by the District, which generally consist of mill levy income, property taxes, specific ownership taxes and tap fees received by the Districts (the “Revenues”). The payment “waterfall” in each of the transaction documents provides that the Revenues received by the Districts are applied to pay the Meadows Bonds in the following order of priority:

(1) FIRST, to pay current interest due on the Meadows Bonds;

(2) SECOND, to pay accrued and unpaid interest on the Meadows Bonds from and including March 5, 1993 (including compounded interest thereon);

(3) THIRD, to pay accrued and unpaid interest on the Meadows Bonds that accrued prior to March 5, 1993; and

(4) FOURTH, to pay principal on the Meadows Bonds until paid in full.

KUTAK ROCK LLP

Ms. Cindy Rose

U.S. Securities and Exchange Commission

August 8, 2012

The Meadows Bonds are payable in full on June 1, 2029, after which interest no longer accrues and the Meadows Bonds will remain outstanding until paid in full.

The Meadows Bonds acquired by the Fund at a discount included a substantial amount of accrued and unpaid interest (payable as described in clauses SECOND and THIRD above). As of October 2011, the Fund has received approximately $14,079,902 in interest payments on the Meadows Bonds, of which $3,314,998 was received last year.

The Fund values most of its portfolio securities, including the Meadows Bonds, at their market price using prices provided on a daily basis by a national independent pricing service (currently Standard & Poor’s), which pricing service is approved by the Board of Trustees of the Fund. As described in the Fund’s prospectus, in cases where a market price is not available from the pricing service, or where the Investment Adviser, based on policies and procedures adopted by the Board and subject to the Board’s supervision, determines that the “market price” so determined is not reflective of the true “fair value” or realizable value of these securities, those portfolio securities are valued at “fair value” as determined in good faith by the Investment Adviser in accordance with the policies and procedures adopted by the Board of Trustees of the Fund and subject to the supervision of the Board. The value of the Fund’s portfolio securities, including the Meadows Bonds, are valued by taking into consideration yield, stability, risk, quality, coupon, maturity, type of issue, quotes from municipal bond dealers, market transactions and other relevant information. The valuation of the Meadows Bonds by the Fund has been consistent with the valuation provided by the independent pricing service.

With respect to the valuation of the Meadows Bonds and the collectability of the accrued and unpaid interest on the Meadows Bonds, in addition to the daily valuation described in the prior paragraph, the Fund performs a periodic evaluation of the likelihood of payment on the Meadows Bonds. The Fund reviews, among other things, the annual financial statements of the Districts, Revenues of the Districts, the market and assessed values of the property within the Districts and the growth and economic conditions within the Districts and in other districts both within and outside of the State of Colorado. The Fund receives quarterly payments on the Meadows Bonds and, based on the related statements it receives as a bondholder, it evaluates the Revenues on a quarterly basis. The Fund is periodically in contact with the Districts for supplemental information as necessary to assist in its ongoing valuation process. The Investment Advisor meets with the Board of Trustees of the Fund on an approximately quarterly basis to discuss and ratify the valuation of the Fund’s portfolio securities, including the valuation of the Meadows Bonds. To support the accounting treatment of the Meadows Bonds on the Fund’s financial statements, the Fund provides to its registered public accounting firm certain of the information described above, and the Fund understands that its registered public accounting firm engages a third-party evaluation service to independently review the valuation of the Meadows Bonds.

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We trust the responses above adequately address the Staff’s verbal comments provided on July 19, 2012. Further, in response to your request, the Fund has acknowledged that:

•	The Fund is fully responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

KUTAK ROCK LLP

Ms. Cindy Rose

U.S. Securities and Exchange Commission

August 8, 2012

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to any filings with the SEC; and

•	The Fund may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

This correspondence is being submitted by direct transmission to the Securities and Exchange Commission’s Operational EDGAR System. If you have any questions regarding the foregoing or require further information, please contact the undersigned or Bob Ahrenholz.

Sincerely,

/s/ Joshua M. Kerstein